UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41737

Lifezone Metals Limited

Commerce House, 1 Bowring Road

Ramsey, Isle of Man, IM8 2LQ

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On April 1, 2025, Lifezone Metals Limited issued a press release providing an operational update. A copy of that press release is furnished as Exhibit 99.1 to this report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release, dated April 1, 2025, titled “Lifezone Metals Provides an Operational Update”.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lifezone Metals Limited

Date: April 1, 2025	By:	/s/ Spencer Davis
	Name:	Spencer Davis
	Title:	Chief Legal Officer

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